# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZipRecruiter, Inc., CIK 0001617553
CUSIP: 98980B103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 604 Arizona Avenue, Santa Monica, California (CA), 90401
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000947871-24-000896
Filed by CIK 0001649592

## Reporting persons
- EDMOND DE ROTHSCHILD ASSET MANAGEMENT (FRANCE): type of reporting person: non-U.S. institution (FI); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 4,500,725; sole dispositive power 410,170; shared dispositive power 4,500,725; aggregate amount beneficially owned 4,910,895 (6.8% of the class)

## Item 1. Issuer
Name of issuer: ZipRecruiter, Inc.
Address of issuer's principal executive offices: 3000 Ocean Park Blvd., Suite 3000, Santa Monica, CA 90405

## Item 2. Person Filing
Name of person filing: EDMOND DE ROTHSCHILD ASSET MANAGEMENT (FRANCE) ("EDRAM France")
Address of principal business office or, if none, residence: 47, RUE DU FAUBOURG SAINT HONORE PARIS, France 75008
Citizenship: France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment manager

## Item 4. Ownership
Amount beneficially owned:
See the response to Item 9 on the attached cover page.

EDRAM France may be deemed to have beneficial ownership of the securities which are the subject of this filing through the investment and/or voting discretion it exercises over its managed portfolios.
Percent of class: See the response to Item 11 on the attached cover page
Sole power to vote or to direct the vote: See the response to Item 5 on the attached cover page.
Shared power to vote or to direct the vote: See the response to Item 6 on the attached cover page.
Sole power to dispose or to direct the disposition: See the response to Item 7 on the attached cover page.
Shared power to dispose or to direct the disposition: See the response to Item 8 on the attached cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an investment manager is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- EDMOND DE ROTHSCHILD ASSET MANAGEMENT (FRANCE): /s/ Benjamin Melman, Benjamin Melman / Global Chief Investment Officer (01/16/2026)